Orient Paper, Inc.
Science Park, Xushui County, Baoding City
Hebei Province, The People’s Republic of China 072550

January 26, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Attention:	Mr. John Reynolds, Assistant Director
Mr. Ethan Horowitz, Accountant
Ms. Angela Halac, Accounting Reviewer
Ms. Janice McGuirk
Ms. Pam Howell

RE:	Orient Paper, Inc.
Form 10-K FYE 12/31/08
Filed March 27, 2009;
File No. 0-52639

Ladies and Gentlemen:

          Orient Paper, Inc. (the “Company”) is in receipt of the staff’s letter of comment dated January 20, 2010 on the above-referenced filings. Set forth below are the Company’s responses to such comments. The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the comment letter.

Part 1

1.	We reissue comment one of our letter dated December 15, 2009. Please confirm that you will include your supplemental response in an amendment to the Form 10-K.

Response:

We confirm that we will include our supplemental response in an amendment to the Form 10-K.

Financial Statements
Notes to Financial Statements

Note 8 – Income Taxes, F-17

2.

We note your response to our prior comment six. As your response does not adequately address our prior comment, it will be re-issued. Please provide us with an analysis of the differences between your U.S. GAAP financial statements compared to those prepared in accordance with domestic tax regulations. Your response should focus on the material differences related to the recognition and measurement of assets, liabilities, equity, revenues, and expenses. Refer to FASB ASC 740-10.

Response:

Upon review of our disclosure, we have revised Note 8, Income Taxes to include the followings:

Orient Paper, Inc. is incorporated in the United States and accounts for income taxes under ASC Topic 740, “Income Taxes.’’ ASC Topic 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carryforwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss (“NOL”) carryforwards, are dependent upon future earnings, if any, of which the timing and amount are uncertain. Accordingly, the net deferred tax asset related to the U.S. net operating loss carryforward has been fully offset by a valuation allowance.

Not only is the Company subject to the Internal Revenue Code of the United States, it is, through its VIE, also governed by the Income Tax Law of the People’s Republic of China. In 2008 and 2007, under the Income Tax Laws of PRC, Chinese companies are generally subject to an income tax at an effective rate of 25% and 33%, respectively, on income reported in the statutory financial statements after appropriate tax adjustments, if any. The Company’s VIE and operating entity, Heibei Baoding Orient Paper Milling Co., Ltd. (“HBOP”), is subject to these statutory rates. In the case of HBOP, the tax accounting methods used for computing taxable income are identical to those used for statutory financial reporting purpose in the PRC, and with minor exceptions (e.g., permanent differences on the deductibility of meals and entertainment expenses), similar to the accounting methods used for U.S. GAAP. The amount of income before income tax presented in the Company’s income statement generally approximates the amount of taxable income on the PRC corporate income tax returns for its PRC VIE. Accordingly, for the years ended December 31, 2008 and 2007, there were no temporary differences between pre-tax accounting income and taxable income.

Because the Company’s operations are conducted wholly outside of the United States and the Company does not plan to invest earnings in the United States, the Company has not recognized any U.S. taxes. Nevertheless, Orient Paper, Inc. incurred aggregate net operating losses of approximately $4,412 for U.S. income tax purposes as of December 31, 2008. The $4,412 NOL is subject to the rules of under Section 382 of the Internal Revenue Code, which places a limitation on the amount of taxable income that can be offset by any NOL carryforward after a change in ownership. The NOL carries forward and may be available to reduce future years’ U.S. taxable income. These carryforwards will expire, if not utilized, through 2026. Management believes that the realization of the benefits from these losses appears not more than likely due to the Company’s limited operating history and continuing losses for U.S. income tax purposes. Accordingly, the Company has provided a 100% valuation allowance on the deferred tax asset benefit to reduce the asset to zero. Management will review this valuation allowance periodically and make adjustments as warranted.

For U.S. income tax purposes, the Company has cumulative undistributed earnings and profits of foreign subsidiaries of approximately $ 17,807,035 as of December 31, 2008, which are included in consolidated retained earnings and will continue to be indefinitely reinvested in international operations. Accordingly, no provision has been made for U.S. deferred taxes related to future repatriation of these earnings, nor is it practicable to estimate the amount of income taxes that would have to be provided if we concluded that such earnings will be remitted to the U.S. in the future. As a result, there were no unrecognized tax accruals for uncertain tax positions for the years ended December 31, 2008 and 2007.

The provision for income taxes for the year ended December 30, 2008 and 2007 was as follows:

	2008	2007

Provision for Income Taxes
Current Tax Provision – National and local	$2,924,806	$2,000,596
Deferred Tax Provision	—	—

Total Provision for Income Taxes	$2,924,806	$2,000,596

The following table reconciles the China statutory rates to the Company’s effective tax rate as of December 31, 2008 and 2007:

	2008	2007

China Statutory rate	25.0%	33.0%
US valuation allowance	0.0	0.0

Total provision for income taxes	25.0%	33.0%

Deferred tax assets and deferred tax liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purpose. The following represents the significant components of deferred tax assets and liabilities:

	2008	2007

Deferred tax assets:
Net operating loss carry forward	$1,500	$—

Total gross deferred tax assets	1,500	—
Less valuation allowance	(1,500)	—

Net deferred tax assets	$—	$—

3.

In connection with the preceding comment, please provide a detailed discussion on how the differences between your U.S. GAAP basis financial statements and your domestic tax basis financial statements are reflected in your balance sheet as of December 31, 2008 and 2007. For example, explain your consideration of deferred tax assets and liabilities resulting from permanent and temporary differences between these bases of accounting.

Response:

Please see our revised Note 8 above. We will disclose that that the Company’s tax accounting methods used for computing taxable income are similar to those used for financial reporting purposes under the U.S. GAAP. Accordingly, for the years ended December 31, 2008 and 2007, there were no temporary differences between pre-tax accounting income and taxable income. We will also disclose that no net deferred tax asset or liability was recognized due to the fact that full valuation allowance has been established for the insignificant amount of NOL accumulated as of December 31, 2008 and 2007.

Item 9A(T) Controls and Procedures
Management’s Report on Internal Control over Financial Reporting, page 52

4.

We have reviewed your response to our prior comment eight noting your disclosure that “based upon this evaluation and the material weakness described below” your internal controls over financial reporting is effective. Please revise your disclosure to discuss the following in detail:

•	the nature of the material weakness identified.
•	when the material weakness was identified, by whom it was identified and when the material weakness first began.
•	Management’s current specific plans, if any, to remediate its weakness.

Response:

The inadvertent “disclosure” of a material weakness was in error and should not have been made. Instead, Item 9A(T) Controls and Procedures should have been revised to only conclude that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please see the revised response to your prior comment eight below (which has been underlined for your ease of reference):

Evaluation of Disclosure Controls and Procedures

          The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in the reports filed under the Securities Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that this information is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

          Based upon their evaluation as of the end of the period covered by this report, the Company’s chief executive officer and chief financial officer concluded that, the Company’s disclosure controls and procedures are effective to ensure that information required to be included in the Company’s periodic SEC filings is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms. Our chief executive officer and chief financial officer also concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports required to be filed or submitted under the Exchange Act is accumulated and communicated to the our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

          Our management is responsible for establishing and maintaining adequate internal control over our financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act. Our management is also required to assess and report on the effectiveness of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”). Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that: (i) pertain to maintaining records that in reasonable detail accurately and fairly reflect our transactions; (ii) provide reasonable assurance that transactions are recorded as necessary for preparation of our financial statements and that receipts and expenditures of company assets are made in accordance with management authorization; and (iii) provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

          For the fiscal year ended December 31, 2008, we carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b). In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. This evaluation was conducted by Zhenyong Liu, our chief executive officer, and Jing Hao, our chief financial officer. Based upon this evaluation, the chief executive officer and the chief financial officer concluded that our internal control over financial reporting is effective based on those criteria.

          This annual report does not include an attestation report issued by our registered independent accounting firm regarding our internal control over financial reporting. The management’s report was not subject to attestation by our registered independent public accounting firm pursuant to temporary rules of the Securities and Exchange Commission.

Changes in Internal Controls over Financial Reporting

          There were no changes in our internal controls over financial reporting during the fiscal year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Controls

          Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

5.

In addition, please tell us how this material weakness affected your conclusion that internal controls over financial reporting were effective or amend your Form 10-K to disclose your revised conclusion on the effectiveness of your internal controls over financial reporting as of December 31, 2008.

Response:

We do not believe that a response to this comment no. 5 is applicable since we did not intend to disclose any material weakness in our internal controls over financial reporting. Please see our response to comment 4 above.

In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Winston C. Yen
Chief Financial Officer
cc: Greg Sichenzia, Esq.